Mail Stop 4561

April 8, 2008

Ms. Shirley Singleton
Chairman, President and Chief Executive Officer
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, MA 01880

      Re: **Edgewater Technology, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Form 8-K filed February 27, 2008
              File No. 000-20971

Dear Ms. Singleton:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9. Income taxes, page 50

1.   Please describe for us the nature of the tax benefits you recognized in 2007 for
        foreign tax credits and other deferred tax asset attributes. As part of your
        response please clarify which foreign country these benefits relate to. Please tell
        us how your footnote disclosure describes the nature of these material tax benefits
        and explain how you have considered providing corresponding disclosure in your
        MD&A. See Section III.B.3 of SEC Release No. 33-8350.

Form 8-K filed February 27, 2008

Exhibit 99

2.   We note that you disclose non-GAAP measures including EBITDA and "cash net
        income." Because these measures exclude items which are recurring in nature,
        please tell us how you considered the disclosures required by Question 8 of the
        Frequently Asked Questions Regarding the Use of non-GAAP Financial
        Measures. Also, please explain to us how you differentiate the usefulness of
        EBITDA versus "cash net income."

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief